MOTOMOVA, INC.

353 West 48th St.
4th Floor, Unit #292
New York, NY 10036

(302)-636-5400

December 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Division of Corporation Finance

Nudrat Salik
Jeanne Baker
Conlon Danberg
Laura Nguyen

Re:	Application for Withdrawal
Registration Statement on Form S-1,
Filed July 14, 2023
File No. 333-273278

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Motomova Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-273278), (together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on July 14, 2023.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Patrice N. Malcolm, The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170 at (646) 561-7891.

Sincerely,

Motomova, Inc.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	Chief Executive Officer

Cc:	Patrice N. Malcolm, The Crone Law Group, P.C.